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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com

+1 617 728 7127 Direct

+1 617 275 8364 Fax

January 10, 2024

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds II (the “Registrant”)

Initial Registration Statement on Form N-1A

File Nos. 333-274946; 811-23907

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly A. Browning of the Division of Investment Management with respect to the Registrant’s initial registration statement on Form N-1A, which was filed on October 11, 2023, and pre-effectively amended on December 18, 2023 (the “Registration Statement”). The Registrant previously responded to comments provided by the Staff in correspondence submitted December 13, 2023 (the “Initial Response Letter”) and January 9, 2024.

The Registration Statement was filed for the purpose of registering shares of the following initial series of the Registrant: (i) Embark Commodity Strategy Fund and (ii) Embark Small Cap Equity Fund (collectively, the “Funds”).

Set forth below are the Staff’s written comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Registration Statement.

COMMENT 1:	The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

January 10, 2024 Page 2

COMMENT 2:	Please add any missing information in the next pre-effective amendment to the Registrant’s registration statement.

Response:	The Registrant confirms that it will add any missing information in the next pre-effective amendment to the Registrant’s registration statement.

COMMENT 3:	Regarding your response to Comment 8 in the Initial Response Letter, please supplementally explain what is meant by “the time of filing.”

Response:	As used in its response to Comment 8 in the Initial Response Letter “the time of filing” refers to the time of the filing of the Registrant’s next pre-effective amendment to Form N-1A. The Registrant continues to expect that acquired fund fees and expenses will not exceed 0.01% of either Fund’s net assets.

COMMENT 4:	Regarding your response to Comment 12 in the Initial Response Letter, the Staff still objects to the use of the term “additional” to describe the Funds’ risks, as Form N-1A has specific terms used to describe risks. Please include the revised disclosure in your response.

Response:

The Registrant respectfully notes that the use of the term “additional” is not meant to characterize certain risks in a manner not prescribed by Form N-1A. The disclosure in the “Principal Investments” section that refers to “additional risk factors” is stating that discussion of non-principal risks may be found in the Funds’ SAI. Notwithstanding the foregoing, the Registrant has removed the following sentence from the disclosure:

“For additional risk factors that are not discussed in this Prospectus because they are not considered principal risk factors, see Harbor Funds II’s Statement of Additional Information.”

COMMENT 5:

(SAI – Each Fund – The Adviser and Subadviser)

In relation to Comment 13B in the Initial Response Letter, the Staff considers all sub-advisory fees paid to be fees paid by the Fund and therefore required to be disclosed pursuant to Item 19(a)(3) of Form N-1A. Please include sub-advisory fee rates in the SAI. Please note see the Securities and Exchange Commission statement in Proposed Rule: Exemption from Shareholder Approval for Certain Subadvisory Contracts, IC-26230 (Oct. 23, 2003), at note 22 (the “2003 Release”).

January 10, 2024 Page 3

Response:	The Registrant has responded to this comment in the correspondence submitted January 9, 2024.

COMMENT 6:	To the extent the Staff requested disclosure concerning acceptance of redemption orders in the Initial Response Letter, the Staff reissues those comments. The existing disclosure at times suggests there are multiple definitions of “proper form.” Please clarify in plain English what a shareholder must do to receive the proceeds of their redemption request.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Distributor and Shareholder Services have contracted with certain intermediaries to accept and forward purchase orders to the Funds on your behalf. These contracts may permit a financial intermediary to forward the purchase order and transmit the funds for the purchase order to Harbor Funds II by the next business day. Your purchase order must be received in proper form by these intermediaries before the close of regular trading on the NYSE to receive that day’s share price. “Proper form” means that specific trade details and customer identifying information must be received by the intermediary at the time an order is submitted. Shares of the Embark Funds are available only through Wells Fargo Clearing Services, LLC and Wells Fargo Bank, N.A., and through retirement plans sponsored by Harbor Capital Advisors, Inc. ~~“Proper form” generally means that specific trade details and customer identifying information must be received by the intermediary at the time an order is submitted, but you should contact your intermediary for more information about the requirements it imposes for orders to be in proper form.~~”

COMMENT 7:	Regarding your response to Comment 16 in the Initial Response Letter, the Staff continues to object to the revised disclosure. The revised disclosure implies that there is an additional step beyond acceptance of a redemption order for a shareholder to redeem their shares of the Funds.

January 10, 2024 Page 4

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“Shares may be purchased through an account with a financial intermediary that has an agreement with the Distributor to sell Fund shares. Your financial intermediary must receive your order in proper form to purchase shares before the close of regular trading on the New York Stock Exchange (“NYSE”), usually 4:00 p.m. Eastern time, to receive that day’s share price. Orders received after the close of the NYSE will receive the next business day’s share price. ~~Purchase orders will only be accepted by Harbor Funds II if in proper form.~~ See “Investing Through a Financial Intermediary” for additional information.”

The Registrant has further revised the disclosure as follows:

“All orders to exchange shares received in proper form by your financial intermediary before the close of regular trading on the NYSE, usually 4:00 p.m. Eastern time, will receive that day’s share price. Orders received in proper form after the close of the NYSE will receive the next day’s share price. ~~All exchanges are subject to acceptance by Harbor Funds II.~~ The exchange privilege is not intended as a means for short-term or excessive trading. Harbor Funds II at all times reserves the right to reject the purchase portion of any exchange transaction for any reason without prior notice if Harbor Funds II determines that a shareholder has engaged in excessive short-term trading that Harbor Funds II believes may be harmful to a Fund. As noted above, for more information about Harbor Funds II’s policy on excessive trading see ‘Excessive Trading/Market Timing.’”

COMMENT 8:	The existing disclosure states that Harbor Funds II reserves the right to cease offering a Fund’s shares at any time to all or certain groups of investors. Please clarify why the Fund would cease offering shares at any time to all or certain groups of investors. You may explain supplementally what this means and provide examples. Revisions to the disclosure may not be necessary.

Response:	The Registrant has included this disclosure because the Funds are under no obligation to offer their shares. The Funds may determine to cease offering Fund shares completely for any number of reasons, including a lack of securities in which to invest or the termination of the Funds. The Funds may determine to cease offering Fund shares to a certain group of investors by, for example, no longer offering shares through a particular intermediary.

January 10, 2024 Page 5

COMMENT 9:	Regarding your response to Comment 22 in the Initial Response Letter, please further revise what it means “to act on instructions reasonably believed to be genuine.” The revised disclosure remains broad and does not articulate criteria.

Response:	The Registrant has removed this disclosure.

COMMENT 10:	Regarding your response to Comment 26 in the Initial Response Letter, please confirm whether the Commodity Fund will derive its returns principally from swaps. The implication that swaps will not be principally used is not sufficient; it needs to be stated directly. If the Fund will derive its returns principally from swaps, we reissue the comment to add the footnote. In other disclosure throughout, please clarify whether the Fund will invest in derivatives as opposed to that it may invest in derivatives.

Response:	The Registrant does not anticipate that the Fund will derive returns principally from swaps and, therefore, does not believe these implied costs will be significant. Therefore, the Registrant respectfully declines to include the footnote.

COMMENT 11:	Regarding your response to Comment 28A in the Initial Response Letter, the Staff reissues the comment to define “short-term” as used in the Item 4 disclosure. Please revise to have the disclosure indicate how the Fund defines “short-term”.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“As collateral for the Fund’s derivatives holdings or to generate interest income and capital appreciation on the cash balances arising from its use of derivatives, the Fund will invest in investment-grade~~, short-term~~ debt instruments and money market funds. With respect to debt instruments, the Fund invests in U.S. Treasury bills ~~with maturities of less than 12 months~~ as well as corporate bonds, commercial paper, and other U.S. Treasury securities (including U.S. Treasury inflation-protected securities (TIPS))~~, typically in maturities of less than 12 months,~~ and repurchase agreements on any such instruments. While there are no restrictions as to the maturity or duration of debt instruments in which the Fund invests, the Fund typically invests in debt instruments with maturities of less than 12 months.”

January 10, 2024 Page 6

COMMENT 12:	Regarding your response to Comment 28B in the Initial Response Letter, please explain what is meant by the “top four long-term rating categories.” Please also add risk disclosure indicating that lower grade investment grade securities have speculative characteristics. Please also provide one example of the National Securities Rating Organizations that will be used for ratings. Please also clarify what it means by “other rating” as used in the disclosure under the “Credit Quality” sub-heading. Please revise “the Fund’s minimum acceptable credit rating” to state “below investment grade.”

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“CREDIT QUALITY

Embark Commodity Strategy Fund invests in investment-grade fixed income securities.

Securities are investment-grade if:

•  They are rated in one of the top four long-term rating categories (which are ratings assigned to securities based on an assessment of the issuer’s risk of default) of a nationally recognized statistical rating organization (i.e., Moody’s Investor Service, Inc., Standard & Poor’s Rating Services or Fitch, Inc). For example, the Fund will consider a security to be investment grade if it is rated AAA, AA, A or BBB by Standard & Poor’s Rating Services.

•  They have received a comparable short-term ~~or other~~ rating.

•  They are unrated securities that the Subadvisor believes to be of comparable quality to rated investment-grade securities.

If a security receives different ratings, the Fund will treat the security as being rated in the highest rating category. The Fund may choose not to sell securities that are downgraded below ~~the Fund’s minimum acceptable credit rating~~ investment grade after their purchase. Credit ratings may not be an accurate assessment of liquidity or credit risk. Securities with lower investment grade ratings have speculative characteristics.”

January 10, 2024 Page 7

COMMENT 13:	Regarding your response to Comment 32 in the Initial Response Letter, please revise Investment in Other Investment Companies risk disclosure to reflect that the only other investment companies in which the Fund invests as a principal investment strategy are money market funds.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“Investment in ~~Other Investment Companies~~ Money Market Funds Risk: Investments in ~~other investment companies (including~~ money market funds~~)~~ are subject to market and selection risk. In addition, if the Fund acquires shares of money market funds ~~investment companies~~, shareholders bear both their proportionate share of expenses in the Fund and, indirectly, the expenses of the ~~investment companies~~ money market funds.”

COMMENT 14:	Regarding your response to Comment 58A in the Initial Response Letter, the revised disclosure states that, for purposes of the Small Cap Fund’s 80% test, the term “equity securities” includes all types of equity securities. Other disclosure, however, indicates that only certain types of equity securities will be used for principal investment. How is the revised text accurate? Each type of principal investment should be listed in Item 9. This language suggests a larger scope of investments than what is included in Item 9.

Response:	The Registrant respectfully submits that the securities a fund may count for purposes of its 80% policy do not necessarily represent only the securities in which the fund invests principally. The Registrant notes that the referenced disclosure is immediately followed by the phrase “although the Fund invests primarily in common stocks of U.S. issuers.” Accordingly, the Registrant included Item 9 disclosure regarding common stock, as well as other securities in which the Fund may principally invest. The Registrant respectfully believes, however, that additional equity securities in which the Fund invests as part of a non-principal investment strategy may be considered for purposes of satisfying the Fund’s 80% policy.

January 10, 2024 Page 8

COMMENT 15:	Regarding your response to Comment 65 in the Initial Response Letter, clarify if the Small Cap Equity Fund will invest in publicly traded REITs and/or non-listed REITs and add attendant risk disclosure.

Response:	The Registrant has incorporated this comment and revised the disclosure as presented in response to Comment 23.

COMMENT 16:	Regarding your response to Comment 67B, please include the added disclosure regarding the inclusion of derivatives that have similar economic characteristics in the Small Cap Equity Fund’s 80% policy in Item 4.

Response:

The Registrant has incorporated this comment and revised the disclosure by adding the following disclosure at the end of the first paragraph of the Item 4 strategy:

“The market value of derivatives that have economic characteristics similar to equity securities of small cap companies will be counted for the purpose of investing at least 80% of the Fund’s net assets in such securities.”

COMMENT 17:	The Staff reissues Comment 72 from the Initial Response Letter. Please explain the meaning of “substantial portion” as used under the “Foreign Securities” sub-heading in Item 9.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Advisor and/or Subadvisor, as applicable, is responsible for determining whether a particular issuer would be considered a foreign issuer. Normally, foreign governments and their agencies and instrumentalities are considered foreign issuers, respectively. In the case of non-governmental issuers, the Advisor and/or Subadvisor, as applicable, may consider an issuer to be a foreign issuer if:

•  the company has been classified by MSCI, FTSE, or S&P indices as a foreign issuer;

•  the equity securities of the company principally trade on stock exchanges in one or more foreign countries;

January 10, 2024 Page 9

•  a company derives a substantial portion (i.e., greater than 50%) of its total revenue from goods produced, sales made or services performed in one or more foreign countries or a substantial portion (i.e., greater than 50%) of its assets are located in one or more foreign countries;

•  the company is organized under the laws of a foreign country or its principal executive offices are located in a foreign country~~; and/or the Advisor otherwise determines an issuer to be a foreign issuer in its discretion based on any other factors relevant to a particular issuer~~.”

The Registrant bases its response to this comment on SEC Release No. IC-24828 at Footnote 24.

COMMENT 18:	The Staff reissues Comment 73 from the Initial Response Letter (“The staff objects to the last bullet point as it gives the Advisor unfettered discretion to determine whether an issuer’s economic fortunes are tied to a specific country or region. Accordingly, please delete this bullet or revise it to state the specific criteria the Advisor will use to assess whether an issuer is a foreign issuer. Based on your response, we may have additional comments.”)

Response:	The Registrant has incorporated this comment and deleted the referenced disclosure as presented in response to Comment 17.

COMMENT 19:	The Staff reissues Comment 75. The existing disclosure regarding borrowing in the SAI is misleading. Please revise with cross sections to other parts of the disclosure describing the Fund’s borrowing activity.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“Borrowing is permitted for temporary administrative or emergency purposes and this borrowing may be unsecured. Borrowing may exaggerate the effect on any increase or decrease in the market value of the Fund’s portfolio. Money borrowed will be subject to interest costs, which may or may not be recovered by appreciation of the securities purchased. The Fund also may be required to maintain minimum average balances in connection with such borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

January 10, 2024 Page 10

In addition to engaging in borrowing as described above, each Fund is permitted make other types of investments that result in leverage and are therefore similar to borrowing. For additional information about these investments, please see Derivative Instruments, Short Sales and Fundamental Investment Restrictions.”

COMMENT 20:	Regarding your response to Comment 78, please delete or revise the reference to “securities or other instruments backed by physical commodities.”

Response:	The Registrant respectfully declines to make this change. The Registrant confirms that its Item 4, Item 9 and Item 16 disclosures identify all of the Fund’s current investment strategies and risks. However, it is not possible at this time to identify all types of financial instruments that could potentially in the future be considered commodities. Therefore the Registrant believes it is reasonable to draft its fundamental policy in a permissive manner. This will avoid the time and expense needed to update the fundamental policy in the future to reflect additional types of instruments. The Registrant confirms that, in the event the Fund were to invest in a new type of instrument, it would consider appropriate updates to its Item 4, 9 and 16 disclosure at that time.

COMMENT 21:	In the “Commodity Linked Derivatives Risk” risk factor, please define in parentheses what is meant by “spot prices.”

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“Commodity-Linked Derivatives Risk: The Fund’s investments in commodity-linked derivative instruments (either directly or through the Subsidiaries) may subject the Fund to significantly greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by prevailing spot prices (the price at which a commodity can be bought or sold for immediate delivery) for the underlying commodity, supply and demand, market activity, liquidity, economic, financial, political regulatory, geographical, biological or judicial events, and the general interest rate environment. Commodity-linked derivatives are subject to the risk that the counterparty to the

January 10, 2024 Page 11

transaction, the exchange or trading facility on which they trade, or the applicable clearing house may default or otherwise fail to perform. The Fund will incur certain costs as a result of its use of derivatives and is required to post margin in respect to certain of its holdings in derivatives. Costs incurred by the Fund as a result of its use of derivatives will ultimately be borne by shareholders.

The Fund’s use of commodity-linked derivatives will have a leveraging effect on the Fund’s portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the Fund otherwise would have had. The Fund’s exposure to leverage can substantially increase the adverse impact to which the Fund’s investment portfolio may be subject and make the Fund more volatile.”

COMMENT 22:	In the “Commodity Linked Derivatives Risk” the disclosure states that “the Fund will incur certain costs as a result of its use of derivatives.” Please clarify that it is shareholders that will ultimately bear these costs.

Response:	The Registrant has incorporated this comment and revised the disclosure as presented in response to Comment 21.

COMMENT 23:	For Small Cap Equity Fund, please clarify what is meant by common stocks of issuers in real-estate related industries (referenced in Item 9) and add attendant strategy and risk disclosure to Item 4.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“REAL ESTATE INVESTMENT TRUSTS

Embark Small Cap Equity Fund may gain exposure to the real estate sector by investing in real estate investment trusts (“REITs”)~~, and common stocks of issuers in real estate-related industries~~. The Fund is permitted to invest in REITs across any property subsector including industry, retail, apartments, office and specialized REITs, and may invest in publicly traded and non-listed REITs.

January 10, 2024 Page 12

Investments in REITs ~~and common stocks of issuers in real estate-related industries~~ are subject, directly or indirectly, to risks associated with ownership of real estate, including changes in the general economic climate or local conditions (such as an oversupply of space or a reduction in demand for space), loss to casualty or condemnation, increases in property taxes and operating expenses, zoning law amendments, changes in interest rates, overbuilding and increased competition, including competition based on rental rates, variations in market value, changes in the financial condition of tenants, changes in operating costs, attractiveness and location of the properties, adverse changes in the real estate markets generally or in specific sectors of the real estate industry and possible environmental liabilities. Real estate-related investments may entail leverage and may be highly volatile. Non-listed REITs entail additional risks. Non-listed REITs are typically less financially stable than publicly traded REITs. Non-listed REITs are unlisted, making them hard to value and trade. Moreover, non-listed REITs generally are exempt from registration under the Securities Act of 1933 and, as such, are not subject to the same disclosure requirements as publicly traded REITs, which makes non-listed REITs more difficult to evaluate from an investment perspective.

REITs are pooled investment vehicles that own, and typically operate, income-producing real estate. If a REIT meets certain requirements, including distributing to shareholders substantially all of its taxable income (other than net capital gains), then it is not generally taxed on the income distributed to shareholders. REITs are subject to management fees and other expenses, and so the Fund will bear its proportionate share of the costs of the REITs’ operations.

Nontraditional real estate carries additional risks. Income expectations may not be met, competitive new supply may emerge, and specialized property may be difficult to sell at its full expected value or require substantial investment before it can be adapted to an alternate use should its original purpose falter.

Along with the risks common to different types of real estate-related securities, REITs, no matter the type, involve additional risk factors. These include poor performance by the REIT’s manager, changes to the tax laws, and failure by the REIT to qualify for tax-free distribution of income or exemption under the Investment Company Act of 1940. Furthermore, REITs are not diversified and are heavily dependent on cash flow.”

January 10, 2024 Page 13

The Registrant has further revised its Principal Investment Strategy disclosure as follows:

“The Fund may invest in securities issued by publicly traded or non-listed real estate investment trusts (REITs). The Fund may also invest in common stocks of foreign issuers, including emerging market issuers. The Fund may invest in securities denominated in, and/or receiving revenues in, foreign currencies. Foreign securities are typically expected to represent approximately 10% or fewer of the Fund’s assets. The Fund may also invest in American Depositary Receipts (ADRs), which are certificates typically issued by a bank or trust company that represent ownership interests in securities issued by a foreign or domestic company.”

The Fund has further revised its Principal Risk disclosure as follows:

“REIT Risk: Investing in REITs will subject the Fund to additional risks. The REITs in which the Fund invests may decline in value as a result of factors affecting the real estate sector, such as changes in real estate values, changes in property taxes and government regulation affecting zoning, land use and rents, changes in interest rates, changes in the cash flow of underlying real estate assets, levels of occupancy, and market conditions, as well as the management skill and creditworthiness of the issuer. Investments in REITs are also subject to additional risks, including the risk that REITs are unable to generate cash flow to make distributions to unitholders and fail to qualify for favorable tax treatment under the Internal Revenue Code of 1986, as amended. Non-listed REITs entail certain risks that publicly traded REITs generally do not. Non-listed REITs are typically less financially stable than publicly traded REITs. Non-listed REITs are unlisted, making them hard to value and trade. Moreover, non-listed REITs generally are exempt from registration under the Securities Act of 1933 and, as such, are not subject to the same disclosure requirements as publicly traded REITs, which makes non-listed REITs more difficult to evaluate from an investment perspective.”

COMMENT 24:	For Small Cap Equity Fund, in “Depositary Receipts Risk” please revise the sentence “these certificates are issued by depository banks and generally trade on an established market in the U.S. or elsewhere” to not refer to markets outside the U.S. Please update references to depositary receipts to refer to ADRs specifically (including in the risk name).

January 10, 2024 Page 14

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“American Depositary Receipts Risk: American d~~D~~epositary receipts are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the U.S. ~~or elsewhere~~. The underlying shares are held in trust by a custodian bank or similar financial institution. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. American depositary~~Depositary~~ receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. American ~~Depositary~~ depositary receipts are subject to the risks associated with investing directly in foreign securities.”

The Registrant has further revised its disclosure in the “Additional Information about the Funds’ Investments” section as follows:

“EQUITY SECURITIES

Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Embark Small Cap Equity Fund principally invests in common stocks as well as American depositary receipts.”

“AMERICAN DEPOSITARY RECEIPTS

Embark Small Cap Equity Fund may invest in American Depositary Receipts (“ADRs”). ADRs (sponsored or unsponsored) are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying foreign securities. Most ADRs are traded on a U.S. stock exchange. Issuers of unsponsored ADRs are not contractually obligated to disclose material information in the U.S., so there may not be a correlation between such information and the market value of the unsponsored ADR.”

January 10, 2024 Page 15

COMMENT 25:	In the “Additional Information about the Funds’ Investments” section, the disclosure states that “each Fund may temporarily depart from its normal investment policies and strategies when the Advisor believes that doing so is in the Fund’s best interest, so long as the strategy or policy employed is consistent with the Fund’s investment objective.” Please clarify the meaning of this disclosure. The Staff does not understand what item of Form N-1A this disclosure is in response to. Please relocate this discussion to the SAI if this is a non-principal strategy.

Response:	The Registrant has deleted this disclosure.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Meredith Dykstra, Esq.

Harbor Funds II

Christopher P. Harvey, Esq.

Dechert LLP